

January 5, 2012

Via E-mail
Jim Katsanevas
Chief Executive Officer
Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, Utah  84115

>       **Re:     Crown Auto Holdings, Inc.**
>               **Amendment No. 4 to Registration Statement on Form S-1**
>               **Filed December 8, 2011**
>               **File No. 333-171624**

Dear Mr. Katsanevas:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32</u>

<u>Results of Operations for the Three Months Ended September 30, 2011 and 2010, page 32</u>

1. We note your disclosure in the last paragraph on page 32 that you recorded net income of $4,320 for the three months ended September 30, 2011 compared with pro forma net income of $22,989 for the three months ended September 30, 2010.  However, per your financial statements on page F-2, $22,989 appears to represent net income for the three months ended September 30, 2010 rather than pro forma net income.  We also note that in the sixth paragraph on page 33 you compare net income of $28,310 for the nine months ended September 30, 2011 to pro forma net income of $182,955 for the nine

months ended September 30, 2010.  However, per your financial statements on page F-2, pro forma net income for the nine months ended September 30, 2010 is $192,731.  Please revise so that the amounts discussed within your results of operations agree to the amounts presented on the face of your statements of operations, and if no pro forma adjustments are needed for a period that you present, please explain why you are analyzing pro forma numbers for that period.

Results of Operations for the Nine Months Ended September 30, 2011 and 2010, page 33

2.  We note from your response to comment 4 in our letter dated October 4, 2011 that you allocated a portion of the bad debt expense to the nine months ended September 30, 2010.  We also note that in the fifth paragraph on page 33 you discuss bad debt expense of $9,773 for the nine months ended September 30, 2010.  However, your statement of operations for the nine months ended September 30, 2010 on page F-2 reflects bad debt expense of zero.  Please revise either the amounts included your financial statements or the amounts included in Management's Discussion and Analysis, as appropriate, so that the amounts being discussed agree with the amounts included in your financial statements.  Additionally, as previously requested, please revise your analysis of results of operations to explain why bad debt expense increased significantly from September 30, 2010 to September 30, 2011.

Results of Operations for the Years Ended December 31, 2010 and 2009, page 34

3.  We note in the seventh paragraph on page 34 that you disclose you recorded net income of $172,711 for the year ended December 31, 2010; however, based on the amounts presented in your statements of operations on page F-9, it appears that this amount represents pro forma net income rather than net income.  Please revise or advise.

Financial Statements for Fiscal Periods Ended September 30, 2011 and 2010, page F-1

Consolidated Statements of Operations, page F-2

4.  We note that you have presented two lines in your financial statements which are captioned Net Income as well as two lines which are captioned Provision for Income Taxes.  It appears that some of this information may represent pro forma income taxes and pro forma net income.  Please revise the captions as appropriate and provide a footnote which explains the pro forma amounts presented for the nine months ended September 30, 2010.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009, page F-7

Consolidated Statements of Operations, page F-9

5.  We note your response to comment 3 in our letter dated October 4, 2011 that you determined you should separate your auto sales between auction sales and car lot sales. We also note that you revised your statements of operations for the years ended December 31, 2010 and 2009 to present sales and costs of sales for these operations separately and revised your Management's Discussion and Analysis for all annual and interim periods to separately discuss these operations.  However, you have not fully responded to our prior comment 3, which we reissue in part: Please tell us how you considered whether retail auction sales and retail car lot sales should be separate operating segments based on the guidance in ASC 280-10-50.  If you believe these lines of business represent separate operating segments, explain to us how you reached this conclusion, and provide us with your detailed analysis of whether and how these operating segments meet the criteria in ASC 280-10-50-11 to be reported as a single reportable segment.  If your conclusion is that these operations represent separate operating segments and such segments do not meet the all of the criteria for aggregation, please revise your financial statements to provide all of the segment disclosures required by ASC 280-10-50-20 through 50-42, including interim period disclosures.  If your conclusion is that these operations do not represent separate operating segments based on the guidance in ASC 280-10-50 and your revised disclosures are intended to provide revenue information for each product or service consistent with the guidance in ASC 280-10-50-40, please ensure your response addresses how you reached this conclusion.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara Ransom
Assistant Director

cc:    Ryan Alexander, Esq.